October 12, 2020

Jonathan Burr

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Iron Bridge Mortgage Fund, LLC
Offering Statement on Form 1-A Post-qualification Amendment No. 3
Filed September 2, 2020
File No. 024-10777

Dear Mr. Burr:

We hereby withdraw the request for qualification of Post-qualification Amendment No. 3 for the above-referenced offering statement, submitted to the Securities and Exchange Commission on September 25, 2020.

Sincerely, IRON BRIDGE MORTGAGE FUND, LLC By: IRON BRIDGE MANAGEMENT GROUP, LLC Its: Manager

By:	/s/ Gerard Stascausky
Name:	Gerard Stascausky
Title:	Managing Director

cc:	Gregory E. Struxness